

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Barrett Evans
Chief Financial Officer
Dryworld Brands, Inc.
201 W Montecito Street
Santa Barbara, CA 93101

>   **Re: Dryworld Brands, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed November 3, 2021**
>   **File No. 024-11702**

Dear Mr. Evans:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology